UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  Nine )*

Brilliant Digital Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

10952 10 4

(CUSIP Number)

Ronald L. Fein, Esq.
Stutman, Treister & Glatt
1901 Avenue of the Stars, 12th Flr.
Los Angeles, California 90067
310-228-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109502 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harris Toibb, ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 112,093,912 (See Response to Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 112,093,912 (See Response to Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,093,912 (See Response to Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 71.87

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share (“Common Stock”) of Brilliant Digital Entertainment, Inc., a Delaware corporation (“BDE” or “Issuer”), the principal executive offices of which are located at 14011 Ventura Blvd., Suite 501, Sherman Oaks, California 91423.

Item 2.	Identity and Background
a. The name of the person filing this statement on Schedule 13D is Harris Toibb.
b. Mr. Toibb’s residence address is 307 21st Street, Santa Monica, California 90402.
c. Mr. Toibb principal occupation is real estate development and personal investments.
d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.  Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Toibb is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
On September 4, 2005 the September 2002 Warrants (as defined below) for the purchase of 4,734,428 shares of Common Stock expired.

On June 16, 2005, Mr. Toibb acquired from BDE 6,666,667 shares of Common Stock (the “Escrowed Shares”) in a transaction not involving a public offering.  The Escrowed Shares had been held in escrow since June 2004 in accordance with the terms of a certain Settlement Agreement and Mutual Release, dated as of June 16, 2004 (the “Settlement Agreement”), by and among BDE, Michael Toibb and certain other parties.  Michael Toibb is the adult son of Mr. Toibb and is independent.  Pursuant to the terms of the Settlement Agreement, BDE agreed to acquire from Michael Toibb, on or before the first anniversary of the date of the Settlement Agreement, all of Michael Toibb’s interest in Big Seven Entertainment, LLC for the purchase price (the “Settlement Consideration”) of either 6,666,667 shares of Common Stock of BDE or the cash amount of $1,000,000, at the election of BDE.  Certain mutual releases of claims were also part of the consideration given by the parties as part of the Settlement Agreement.

Pursuant to a certain Assignment of Rights Agreement, dated as of June 15, 2005, by and among Mr. Toibb, Michael Toibb and certain other parties (the “Assignment Agreement”) Mr. Toibb acquired from Michael Toibb, for the purchase price of $66,667 (consisting of personal funds of Mr. Toibb), the right to receive the Settlement Consideration.  On June 16, 2005, BDE elected to pay the Settlement Consideration with the 6,666,667 shares of Common Stock held in escrow and thus, the Escrowed Shares were delivered to Mr. Toibb.

During 2004 and the first part of 2005, Mr. Toibb was, from time to time, engaged in preliminary discussions with BDE about a restructuring of his debt and that of others.  Those discussions have continued during 2005.  Recently, in anticipation of additional discussions concerning a further extension of the maturity date of the Notes (defined below) Mr. Toibb, representatives of BDE and Sharman Networks, Ltd. have discussed restructuring and reorganization concepts and Mr. Toibb and BDE have discussed incentives for BDE and its management to consumate some form of reorganization or recapitalization.  These restructuring concepts ultimately may involve a recapitalization of BDE, including the conversion of such debt and outstanding warrants, as well as that which is owned by others, into a form of equity of BDE, or some other form of reorganization or business combination.  However, the preliminary discussions presently are sporadic and have not sufficiently advanced to take the form of definitive proposals by BDE or others. Mr. Toibb presently anticipates that such discussions will continue as the maturity date of the September 26, 2005 Notes approaches and thereafter, from time to time, during 2005.

Mr. Toibb entered into letter agreements dated as of March 30 and September 26, 2004 (the “2004 Letter Agreements”), respectively, wherein the maturity date of the Notes (as defined below) were extended from March 1, 2004 to September 26, 2004 and ultimately, to September 26, 2005.  In consideration for the extension of the maturity date of the defaulted Notes from March 1, 2004 to September 26, 2004, Mr. Toibb received an immediately exercisable Warrant to purchase 3,133,333 shares of Common Stock at a price of $0.15 per share (the “March 2004 Warrants”) and the expiration date of the April 2001 Warrants (as defined below) and the December 2001 Warrants (as defined below) were extended to October 4, 2005.  Mr. Toibb will utilize personal funds to exercise the March 2004 Warrants and it was acquired by him directly from the Issuer in a transaction not involving a public offering.  Also, in May 2004, the March 2002 Warrants (as defined below) for the purchase of 5,042,864 shares of Common Stock expired.

In September 2004, in consideration for the extension of the maturity date of the Notes from September 26, 2004 to September 26, 2005, Mr. Toibb and the Issuer agreed to fix the Conversion Price of the Notes at $0.07 subject to certain protective contractual provisions and to fix the exercise price of the April 2001 Warrants, the December 2001 Warrants, the October 2002 Warrants (as defined below) and the March 2004 Warrants at $0.07 per share subject to certain protective contractual provisions and to extend their respective exercise dates to October 5, 2008.

Mr. Toibb entered into a letter agreement dated as of December 31, 2003 wherein the maturity date of the Notes were extended from December 31, 2003 to March 1, 2004 (since extended further by the 2004 Letter Agreements described above).

On December 23, 2002, Mr. Toibb sold 1,000,000 shares of Common Stock at a price of $0.15 per share in a private transaction. Mr. Toibb received cash in the transaction.

Mr. Toibb entered into a letter agreement (the “Letter Agreement”) dated as of October 2, 2002 wherein the maturity date of the Notes was extended to December 31, 2003 (since extended further by the 2004 Letter Agreements described above). In connection with the extension, Mr. Toibb acquired warrants to purchase 19,667,623 shares of Common Stock at an exercise price of $0.2091 per share (the “October 2002 Warrants”). The October Warrants were originally exercisable any time after January 4, 2003 until October 4, 2005. The October 2002 Warrants are now exercisable to until October 5, 2008 and the exercise price is $0.07 per share. Mr. Toibb will utilize personal funds to exercise the October 2002 Warrants and they were acquired directly from the Issuer in a transaction not involving a public offering.

Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the “September 2002 Purchase Agreement”) dated as of August 26, 2002 pursuant to which on September 4, 2002 Mr. Toibb purchased 2,663,116 shares of Common Stock at a price of $0.1502 per share and acquired warrants (the “September 2002 Warrants”) to purchase 4,734,428 shares of Common Stock at an exercise price of $0.16898 per share. The September 2002 Warrants, which were exercisable any time after December 4, 2002 until September 4, 2005, have expired.

Mr. Toibb has utilized personal funds for the purchase of the Common Stock and will utilize personal funds to exercise the September 2002 Warrants. The Common Stock and September 2002 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

In March, 2002 Mr. Toibb entered into a Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the “March 2002 Purchase Agreement”) dated as of March 7, 2002 pursuant to which Mr. Toibb purchased 2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the “March 2002 Warrants”) to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The March 2002 Warrants were exercisable any time after June 7, 2002 until May 23, 2004. On May 23, 2004, the March 2002 Warrants expired.

Mr. Toibb utilized personal funds for the purchase of the Common Stock.  The Common Stock and March 2002 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

Previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the “April 2001 Purchase Agreement”) dated April 19, 2001, as amended on May 23, 2001 and December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $2,000,000 convertible, at any time, initially into 2,832,861 shares of Common Stock, due November 10, 2002 (subsequently amended, as described above, to be due September 26, 2005) bearing interest at the rate of 10% per annum (the “April 2001 Secured Convertible Promissory Note”) together with warrants initially to purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants are immediately exercisable for an initial term of three (3) years (the “April 2001 Warrants”). The April 2001 Warrants are now exercisable until October 5, 2008.

The April 2001 Purchase Agreement required funding of the Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. Mr. Toibb has funded such amounts and utilized personal funds in connection therewith. Pursuant to the April 2001 Purchase Agreement, the April 2001 Secured Convertible Promissory Note and the April 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

The April 2001 Purchase Agreement and the April 2001 Warrants were amended on December 19, 2001 (the “Amendments”). The parties agreed to amend certain terms of the April 2001 Purchase Agreement and the April 2001 Warrants, including the conversion and exercise price. Pursuant to the terms of the Amendments, the investment amount and April 2001 Warrants would be convertible at a price per share equal to the lesser of (i) $0.20 and (ii) the volume weighted average price of a share over any 5 consecutive trading days during a limited period (the “Old Conversion Price”). The Conversion Price is now $0.07.

Also, previously, Mr. Toibb entered into that certain Note and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the “December 2001 Purchase Agreement”) dated December 19, 2001, which contemplated the purchase of a secured convertible promissory note in the amount of $350,000 convertible, at any time, initially into 1,750,000 shares of Common Stock, due November 10, 2002 (subsequently amended, as described above, to be due September 26, 2005) bearing interest at the rate of 10% per annum (the “December 2001 Secured Convertible Promissory Note”) together with warrants (the “December 2001 Warrants”) initially to purchase 3,111,111 shares of Common Stock which were exercisable beginning in March, 2002 for a term of approximately two (2) years. The Conversion Price for the December 2001 Secured Convertible Promissory Note was the Conversion Price and the exercise price for the December 2001 Warrants was 112.5% multiplied by the Old Conversion Price. The Conversion Price is now $0.07 and the December 2001 Warrants are exercisable until October 5, 2008.

The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. Mr. Toibb has funded such amounts and utilized personal funds in connection therewith. Pursuant to the December 2001 Purchase Agreement, the December 2001 Secured Convertible Promissory Note and the December 2001 Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

From April 1996 through December 2000, Mr. Toibb, individually (and through his Individual Retirement Account (“IRA”) purchased, for investment purposes, in the open market, approximately 450,900 shares of Common Stock, at purchase prices per share ranging from $1.90 to $6.59, utilizing his personal funds, including personal retirement funds.

As of December 19, 2001, the total number of shares of Common Stock which were issuable to Mr. Toibb upon the conversion of the April 2001 Secured Convertible Promissory Note and the December 2001 Secured Convertible Promissory Note (collectively, the “Notes”) and the exercise of the April 2001 Warrants and December 2001 Warrants (collectively, the “2001 Warrants”) was 33,128,889. As of March 8, 2002, because of changes in the Old Conversion Price resulting from changes in the weighted average share price and the accumulation of unpaid interest on the Notes (assuming no interest had been paid), the total number of shares of Common Stock which were issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 50,627,942. As of September 4, 2002, because of changes in the Old Conversion Price resulting from changes in the weighted average share price and the accumulation of unpaid interest on the Notes (assuming no interest had been paid), the total number of shares of Common Stock which were issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 56,482,251. As of October 8, 2002, because of changes in the Old Conversion Price resulting from changes in the weighted average share price and the accumulation of unpaid interest on the Notes (assuming no interest had been paid), the total number of shares of Common Stock which were issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 56,667,013. As of December 23, 2002, because of changes in the Old Conversion Price resulting from changes in the weighted average share price and the accumulation of unpaid interest on the Notes (assuming no interest had been paid), the total number of shares of Common Stock were issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 57,079,408.  As of December 17, 2003, because of changes in the Old Conversion Price resulting from changes in the weighted average share price and the accumulation of unpaid interest on the Notes (assuming no interest had been paid), the total number of shares of Common Stock which were issuable to Mr. Toibb upon the conversion of the Notes and the exercise of the 2001 Warrants was 59,027,432.  As of December 31, 2004 because of the changes in the Conversion Price resulting from fixing the Conversion Price at $0.07, the accumulation of unpaid interest on the Notes (assuming no interest had been paid) and the issuance of the March 2004 Warrants, the total number of shares of Common Stock which may be issuable to Mr. Toibb upon conversion of the Notes and exercise of the 2001 Warrants, the October 2002 Warrants, the March 2004 Warrants, and the September 2002 Warrants was 107,567,347.

As of September 4, 2005, because of the accumulation of unpaid interest on the Notes, the total number of shares of Common Stock which may be issuable to Mr. Toibb upon conversion of the Notes and exercise of the 2001 Warrants, the October 2002 Warrants and the March 2004 Warrants is now 99,446,778.

Item 4.	Purpose of Transaction
On September 4, 2005 the September 2002 Warrants expired by their terms.

On June 16, 2005, Mr. Toibb acquired from BDE 6,666,667 shares of Common Stock (the “Escrowed Shares”) in a transaction not involving a public offering.  The Escrowed Shares had been held in escrow since June 2004 in accordance with the terms of the Settlement Agreement (as defined above).  Pursuant to the terms of the Settlement Agreement, BDE agreed to acquire from Michael Toibb, on or before the first anniversary of the date of the Settlement Agreement, all of Michael Toibb’s interest in Big Seven Entertainment, LLC for the purchase price (the “Settlement Consideration”) of either 6,666,667 shares of Common Stock of BDE or the cash amount of $1,000,000, at the election of BDE.  Certain mutual releases of claims were also given by the parties as part of the Settlement Agreement.  Michael Toibb is the adult son of Mr. Toibb and is independent.

Pursuant to the Assignment Agreement (as defined above) Mr. Toibb acquired from Michael Toibb, for the purchase price of $66,667(consisting of personal funds of Mr. Toibb), the right to receive the Settlement Consideration.  On June 16, 2005, BDE elected to pay the Settlement Consideration with the 6,666,667 shares of Common Stock held in escrow and thus, the Escrowed Shares were delivered to Mr. Toibb.  Mr. Toibb acquired the Escrowed Shares for investment purposes.

Mr. Toibb entered into the 2004 Letter Agreements, wherein the maturity date of the Notes were extended from March 1, 2004 to September 26, 2004 and ultimately, to September 26, 2005.  In consideration for the extension of the maturity date of the defaulted Notes from March 1, 2004 to September 26, 2004, Mr. Toibb received the immediately exercisable March 2004 Warrants to purchase 3,133,333 shares of Common Stock at a price of $0.15 and the expiration date of the April 2001 Warrants and the December 2001 Warrants were extended to October 4, 2005.  Mr. Toibb will utilize personal funds to exercise the March 2004 Warrants and they were acquired by him directly from the Issuer in a transaction not involving a public offering.  Also, in May 2004, the March 2002 Warrants for the purchase of 5,042,864 shares of Common Stock expired.

In September 2004, in consideration for the extension of the maturity date of the Notes from September 26, 2004 to September 26, 2005, Mr. Toibb and the Issuer agreed to fix the Conversion Price of the Notes at $0.07 subject to certain protective contractual provisions and to fix the exercise price of the 2001 Warrants, the October 2002 Warrants and the March 2004 Warrants at $0.07 subject to certain protective contractual provisions and to extend their respective exercise dates to October 5, 2008.

Mr. Toibb acquired the October 2002 Warrants and the March 2004 Warrants for investment purposes and if the October 2002 Warrants and the March 2004 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

Mr. Toibb purchased the Common Stock and September 2002 Warrants in September 2002 for investment purposes. The September 2002 Warrants expired on September 4, 2005.
Mr. Toibb purchased the Common Stock and March 2002 Warrants in March 2002 for investment purposes. The March 2002 Warrants expired in May 2004.

Mr. Toibb purchased the Notes and the 2001 Warrants for investment purposes and, if the Notes are converted into Common Stock, in whole or in part, and/or if the 2001 Warrants are exercised in whole or in part, Mr. Toibb presently intends the Common Stock acquired thereby to be for investment purposes.

Mr. Toibb may continue to acquire shares of Common Stock for investment purposes over a period of time and, although he has no present intention to do so, he may sell some or all of his holdings at such times and in such amounts as he determines to be consistent with his investment objectives.

Mr. Toibb does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j) other than those embodied in the preliminary discussions described above.

Item 5.	Interest in Securities of the Issuer

a.  The change in the number of shares beneficially owned by Mr. Toibb from the date of the filing of Mr. Toibb’s most recent Schedule 13D/A (June 16, 2005) is the result of (i) the expiration, by their terms, of the September 2002 Warrants for the purchase of 4,734,428 shares of Common Stock and (ii) the accumulation of unpaid interest on the Notes which may be converted into shares of Common Stock of BDE.  As of September 4, 2005, Mr. Toibb beneficially owned 112,093,912 shares of the Common Stock, consisting of 12,647,134 shares of Common Stock issued and held by Mr. Toibb and his IRA. Also included within the 112,093,912 shares of Common Stock beneficially owned by Mr. Toibb are (a) 34,727,995 shares that may be acquired upon the exercise of 2001 Warrants held by Mr. Toibb, (b) 41,917,824 shares that may be acquired upon the conversion of all unpaid interest and principal amount presently outstanding under the Notes, (c) 3,133,333 shares that may be acquired by Mr. Toibb upon exercise of the March 2004 Warrants, and (d) 19,667,623 shares that may be acquired by Mr. Toibb upon the exercise of the October 2002 Warrants. Mr. Toibb’s ownership will represent 71.87% of the Common Stock that will be issued and outstanding upon conversion of the Notes and the exercise of the 2001 Warrants, the March 2004 Warrants, and the October 2002 Warrants as of September 4, 2005 (assuming no conversions or exercises into shares of Common Stock by other holders of outstanding derivative securities of BDE). Any exercise of derivative securities or conversion of notes by persons other than Mr. Toibb will have the effect of decreasing the percentage ownership of Mr. Toibb.

The exercise price on the 2001 Warrants and Conversion Price on the Notes originally fluctuated based upon the five day weighted average share price of BDE’s common stock but now has been fixed at $0.07 subject to certain contractual provisions. Thus, the amount of shares that Mr. Toibb may ultimately be entitled to own will increase to the extent that shares are issued by BDE, or other dilutive events occur, at prices lower than $0.07 per share of Common Stock.

b. Mr. Toibb has sole voting and dispositive power with respect to 112,093,912 shares of the Common Stock.

c.  From April 1996 through December 2000 Mr. Toibb individually and through his IRA purchased, for investment purposes, in the open market, approximately 450,900 shares of Common Stock, at purchase prices per share ranging from $1.90 to $6.59, utilizing his personal funds, including personal retirement funds.  Mr. Toibb and BDE entered into the April 2001 Purchase Agreement. The April 2001 Purchase Agreement required funding of the April 2001 Secured Convertible Promissory Note as follows: 5% of the principal amount on May 23, 2001, 10% of the principal amount on June 12, 2001, and 85% of the principal amount on June 29, 2001. All of the $2,000,000 funding has been made. The April 2001 Secured Convertible Promissory Note was initially convertible into 2,832,861 shares of Common Stock. As part of the April 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 2,522,068 shares of Common Stock at an aggregate exercise price of approximately $2,000,000 which warrants were immediately exercisable for a term of three (3) years. These warrants are now exercisable until October 5, 2008 and the exercise price is $0.07.

The parties entered into the December 2001 Purchase Agreement. The December 2001 Purchase Agreement required funding of the December 2001 Secured Convertible Promissory Note as follows: $166,333.33 on or about December 20, 2001, $93,333.33 on or about January 2, 2002 and $93,333.34 on or about February 1, 2002. All of the $350,000 funding has been made. The December 2001 Secured Promissory Note was initially convertible into 1,750,000 shares of Common Stock. As part of the December 2001 Purchase Agreement, Mr. Toibb also acquired warrants to initially purchase 3,111,111 shares of Common Stock which were exercisable beginning in March, 2002 for a term of approximately two (2) years. The Conversion Price for the December 2001 Secured Convertible Promissory Note was initially the Old Conversion Price and the exercise price for the December 2001 Warrants was initially 112.5% multiplied by the Old Conversion Price. In addition, in connection with the December 2001 Purchase Agreement, the Conversion Price of the April 2001 Secured Promissory Note and the exercise price of the April 2001 Warrants were amended to be the same as the December 2001 Secured Convertible Promissory Note and December 2001 Warrants, respectively. These warrants are now exercisable until October 5, 2008 and the exercise price is $0.07. The Notes are now convertible at a price of $0.07 per share.

Mr. Toibb entered into that certain Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser (the “Purchase Agreement”) dated as of March 7, 2002 pursuant to which Mr. Toibb purchased 2,836,611 shares of Common Stock at a price of $0.1322 per share and acquired warrants (the “March 2002 Warrants”) to purchase 5,042,864 shares of Common Stock at an exercise price of $0.1487 per share. The Warrants expired on May 23, 2004.

Mr. Toibb entered in a subsequent Common Stock and Warrant Purchase Agreement by and between BDE and Mr. Toibb as purchaser dated as of August 26, 2002 pursuant to which on September 4, 2002 Mr. Toibb purchased 2,663,116 shares of Common Stock at a price per share of $0.1502 and acquired warrants (the “September 2002 Warrants”) to purchase 4,734,428 shares of Common Stock at an exercise price of $0.16898 per share. The September 2002 Warrants expired on September 4, 2005.

On October 4, 2002, Mr. Toibb entered into the Letter Agreement pursuant to which the maturity dates of the Notes was extended to December 31, 2003 and Mr. Toibb acquired the October 2002 Warrants enabling him to purchase 19,667,623 shares of Common Stock at an exercise price of $0.2091 per share. The October 2002 Warrants were initially exercisable any time after January 4, 2003 until October 4, 2005. The October 2002 Warrants are now exercisable until October 5, 2008 at an exercise price of $0.07 per share.

On December 23, 2002, Mr. Toibb sold for cash in a private transaction 1,000,000 shares of Common Stock at a price per share of $0.15.

Mr. Toibb entered into the 2004 Letter Agreements, wherein the maturity date of the Notes were extended from March 1, 2004 to September 26, 2004 and ultimately, to September 26, 2005.  In consideration for the extension of the maturity date of the defaulted Notes from March 1, 2004 to September 26, 2004, Mr. Toibb received the immediately exercisable March 2004 Warrants to purchase 3,133,333 shares of Common Stock at a price of $0.15 and the expiration date of the April 2001 Warrants and the December 2001 Warrants were extended to October 4, 2005.  Mr. Toibb will utilize personal funds to exercise the March 2004 Warrants and they were acquired by him directly from the Issuer in a transaction not involving a public offering.  Also, in May 2004, the March 2002 Warrants for the purchase of 5,042,864 shares of Common Stock expired.  In September 2004, in consideration for the extension of the maturity date of the Notes from September 26, 2004 to September 26, 2005, Mr. Toibb and the Issuer agreed to fix the Conversion Price of the Notes at $0.07 subject to certain protective contractual provisions and to fix the exercise price of the 2001 Warrants, the October 2002 Warrants and the March 2004 Warrants at $0.07 subject to certain protective contractual provisions and to extend their respective exercise dates to October 5, 2008.

On June 16, 2005, Mr. Toibb acquired from BDE 6,666,667 shares of Common Stock in a transaction not involving a public offering.  The Escrowed Shares had been held in escrow since June 2004 in accordance with the terms of the Settlement Agreement (as defined above).  Pursuant to the terms of the Settlement Agreement, BDE agreed to acquire from Michael Toibb, on or before the first anniversary of the date of the Settlement Agreement, all of Michael Toibb’s interest in Big Seven Entertainment, LLC for the purchase price (the “Settlement Consideration”) of either 6,666,667 shares of Common Stock of BDE or the cash amount of $1,000,000, at the election of BDE.  Certain mutual releases of claims were also given by the parties as part of the Settlement Agreement.  Michael Toibb is the adult son of Mr. Toibb and is independent.

Pursuant to the Assignment Agreement (as defined above) Mr. Toibb acquired from Michael Toibb, for the purchase price of $66,667 (consisting of personal funds of Mr. Toibb), the right to receive the Settlement Consideration.  On June 16, 2005, BDE elected to pay the Settlement Consideration with the 6,666,667 shares of Common Stock held in escrow and thus, the Escrowed Shares were delivered to Mr. Toibb.  Mr. Toibb acquired the Escrowed Shares for investment purposes.

d. None
e. Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 6 contained in Mr. Toibb’s initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2005
Date

/s/ HARRIS TOIBB
Signature

Harris Toibb, an Individual
Name/Title